UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 000-30666

NETEASE, INC.

Building No. 7, West Zone

Zhongguancun Software Park (Phase II)

No.10 Xibeiwang East Road, Haidian District,

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NetEase Adopts 2019 Restricted Share Unit Plan

The board of directors of NetEase, Inc. (the “Company”) has adopted a 2019 restricted share unit plan (the “2019 Plan”), effective as of October 15, 2019, to attract and retain the services of the best available personnel, provide incentives to employees, directors and others and link their personal interests to those of the Company’s shareholders. The 2019 Plan has a ten-year term and a maximum number of 322,458,300 ordinary shares available for issuance pursuant to all awards under the 2019 Plan.  The Company’s prior 2009 restricted share unit plan will expire on November 16, 2019 in accordance with its terms.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE, INC.

		By:	/s/ Zhaoxuan Yang
		Name:	Zhaoxuan Yang
		Title:	Chief Financial Officer

Date:	October 15, 2019

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